June 14, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attention: Michelle Stasny, Esq.

Re:	Daimler Trust Leasing LLC Daimler Trust Registration Statement on Form SF-3 File Nos. 333-229783 and 333-229783-01

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as registrants, hereby request that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 5:00 p.m. (Eastern time) on June 19, 2019, or as soon thereafter as practicable.

Very truly yours, DAIMLER TRUST LEASING LLC

By:	/s/ Steven C. Poling
Name:	Steven C. Poling
Title:	Assistant Secretary

DAIMLER TRUST By: DAIMLER TRUST HOLDINGS LLC

By:	/s/ Steven C. Poling
Name:	Steven C. Poling
Title:	Assistant Secretary